

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 28, 2008

Mr. Donald R. Chappel
Chief Financial Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

> **Re:** **The Williams Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed August 31, 2007**
> **File No. 1-4174**

Dear Mr. Chappel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief